UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

[Balaton Power Inc. logo]

19 East Fourth Avenue
Hutchinson, Kansas 67501

Phone: 620.662.3697

Fax: 620.662.6861

Press Release

BALATON'S CONTINENTAL RESOURCES (USA), LTD. IS
READY TO INITIATE BAUXITE BASE LINE STUDY

April 15, 2003, Hutchinson, Kansas, Balaton Power Inc. (Symbol: BPWRF - OTC BB) is pleased to report Continental Resources (USA), Ltd. (wholly owned by Balaton) is planning to initiate a Base Line Study on the Gandhamardan Bauxite Deposit in the Balangir area of eastern India. The Gandhamardan Deposit consists of high-grade bauxite (45.75% Al2O3) in excess of 200 million tones. This deposit is the second largest bauxite deposit in Asia Al2O3, aluminum, is made from bauxite). Continental holds 50% of the rights to this deposit.

The Base Line Study is a work program that mainly consists of environmental work. Key personnel and contractors will be made available for summer 2003 to start the program. It is expected that the contractors will concentrate on soil, medicinal plants and water quality.

Along with the Gandhamardan Project, Management will report on other resource projects in the near future.

Management is looking forward to implementing its work program for the Base Line Study on the Gandhamardan Deposit as well as reporting on other resource opportunities that the Company may acquire in the near future.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the companies' actual results in future periods to differ materially from forecasted results. Such risks and uncertainties include, but are not limited to, market conditions, competitive factors, the ability to successfully complete additional financings and other risks.
For further inquiries please contact:	KTM Consulting Inc. Kevin McKnight (516) 561-6620
/s/ Lois Zelenka Secretary

SUMMARY REPORT

GANDHAMARDAN BAUXITE DEPOSIT

Sambalpur and Balangir Districts

State of Orissa, India

CONTINENTAL RESOURCES (USA) LTD.

E.A. Gallo, P.Geo., F.G.A.C.
Toronto, Ontario
April 8, 2003

i

TABLE OF CONTENTS

Summary 1

Introduction and Terms of Reference 2

Disclaimer 3

Property Description and Location 4

Accessibility, Physiography, and Infrastructure 9

Geological Setting 10

History 14

Previous Work

Linecutting 15

Topographic Survey 15

Geological Mapping 15

Pitting 15

Drilling 15

Mineralogical Studies 16

Metallurgical Tests 16

Feasibility Study 17

Sample Procedure and Analyses 18

Resource Calculations 20

Data Verification 23

Interpretation and Conclusions 24

Recommendations 26

References 28

Certificate and Consent 30

LIST OF APPENDICES

I - Concord Analytical Services Ltd.

Certificate of Analyses CASL WO# EAG7337 31

ii

LIST OF FIGURES

I - General Location Sketch 4

II -Location of Gandhamardan in Orissa 5

III - Gandhamardan Bauxite Deposit 6

IV - Granted and Applied Mining Leases 7

V - Genera_ Geology of Orissa 11

VI - Schematic Longitudinal Section Through Gandhamardan 11

VII - Plan of Drill Holes, Pits, and

Scarp Sampling Sites Pocket

LIST OF TABLES

I - Mineralogical composition of Gandhamardan Bauxite 12

II - Indian Standards Compared to Gandhamardan Bauxite 16

III - ODM Block-Wise Resource Estimate 21

IV - MECL Resource Estimate by Category 22

V - Recommended Work Programme 27

SUMMARY

A large residual deposit of metallurgical grade bauxite occurs at the top of Gandhamardan hill in the State of Orissa, in the eastern part of India. The bauxite was formed by in situ, subaerial weathering of aluminium-rich rocks under tropical conditions.

The deposit was explored intensively in the 1980's, jointly by the Geological Survey of India (GSI), the Orissa Directorate of Mines (ODM), and Mineral Exploration Corp. Ltd. (MECL). ODM and MECL are crown corporations, ODM of the State of Orissa, and MECL of the Government of India.

The exploration work consisted of linecutting, topographic surveying, geological mapping, pitting, drilling, sampling, assaying, mineralogical studies, and metallurgical tests.

Resource calculations were independently performed by ODM and MECL. A total resource of over 200 million tonnes averaging +45% Al2O3 was estimated. Mineralogical studies and metallurgical tests indicate that the bauxite is amenable to the production of alumina using the Bayer Process. The chief use of alumina is in the production of aluminium metal.

A feasibility study was commissioned in 1985 by Bharat Aluminium Co. (Balco), who were interested in the deposit as a source of feed for their aluminium plant in Korba. The town of Korba is situated 350 kms. by rail from Gandhamardan. Balco proceeded to develop the deposit, but was thwarted by local villagers who were concerned that the environment would be adversely affected. Balco abandoned the project, and the deposit has since been idle.

The Government of Orissa is anxious to have the deposit developed, and has encouraged ODM to do so. ODM enjoys state-wide ownership of all mineral rights, and develops them through a wholly-owned subsidiary, Orissa Mining Corp. (OMC). OMC and Continental Resources (USA) Ltd. have entered into a Joint Venture Agreement, with Continental as operator, to develop the Gandhamardan bauxite deposit. The ultimate goal of the Agreement is to eventually establish a plant to produce aluminium metal.

INTRODUCTION AND TERMS OF REFERENCE

This Summary Report was written at the request of Mr. Bruce Whipple of Continental Resources (USA) Ltd. The Gandhamardan Bauxite deposit was the focus of an extensive exploration-evaluation programme conducted in stages over a number of years by ODM and MECL. A need was recognized to examine and assimilate the technical results of all this work, to draw whatever conclusions might emerge, and to make recommendations regarding any further work that might be warranted. This Report addresses that need.

The prime sources of data utilized in preparing this Report are technical reports written by geologists and engineers employed on the project by ODM and MECL. Information was also obtained from other technical reports, and from discussions held with officials of OMC, MECL, GSI, National Aluminium Company of India, and SNC-Lavalin Inc. As well, the author drew upon observations made during 5 visits to the area, including 3 to the property. These 3 visits lasted a total of 59 days.

All of the technical reports utilized are listed in the References.

DISCLAIMER

The author has relied heavily on technical reports written by ODM and MECL personnel. These persons are competent, qualified professionals. Nevertheless, occasional minor discrepancies were found in their reports, such as conflicting numbers, typographical errors, and illegible words. Most of the discrepancies involve drill hole sites and pit sites, and they could not be resolved. One of the more bothersome was in the ODM resource calculations. One calculation appears to include Block 10, the other does not, although it is not clear that this is the Case. At any rate, Block 10 is one of the smallest blocks, and accounts for only about 3% of the total calculated tonnage. Its inclusion or omission does not change the weighted average grade calculations. The other discrepancies appear to have similar minimal effects on the size, shape, and grade of the bauxite zone, due to the thorough extent of work performed, and to the straight-forward nature of the deposit.

PROPERTY DESCRIPTION AND LOCATION

The Gandhamardan bauxite deposit occurs at the top of Gandhamardan hill,. This hill, which has a plateau top, is linear, aligned in a NE-SW direction. The hill straddles the boundary between Balangir District to the SE, and Sambalpur District to the NW, in the west central part of the State of Orissa, in eastern India.

Figure I shows the general location of Orissa in India.

[FIGURE I - GENERAL LOCATION SKETCH]

Figure II shows the location of Gandhamardan in Orissa.

[FIGURE II - LOCATION OF GANDHAMARDAN IN ORISSA]

Gandhamardan is bounded by Latitudes 20 degrees 50' and 20 degrees 55' North, and Longitudes 82 degrees 45' and 82 degrees 54' East. It plots on Survey of India topographic sheet NTS 64L/13.

Gandhamardan hill extends in a NE-SW direction for a length of 9.8 kms. Width ranges from 0.4 to 2.6 kms, and averages 0.75 km. The top of the hill is a plateau, with an areal extent of 7.4 kms2. The bauxite zone covers- an area of 734 hectares. Because of its large size and lineal alignment, the deposit has been divided into 10 l-km wide blocks, numbered 1 to 10.

Figure III shows the extent of the deposit and the 10 blocks.

[FIGURE III - GANDHAMARDAN BAUXITE DEPOSIT SHOWING BLOCK DIVISIONS]

OMC currently holds a Mining Lease on Block 7, which contains about 20% of the deposit, or approximately 40 million tonnes. The Lease covers an area of 285 hectares, as shown in Figure IV.

[FIGURE IV - GRANTED AND APPLIED MINING LEASES]

OMC has applied for a Mining Lease covering the rest of the deposit. A perimeter land survey must be performed before this second Lease is granted.

Gandhamardan hill stands approximately 1,200 meters above sea level, and 700 meters above a plain at the base of the hill. The plateau top has a gentle relief of about 50 meters.

Vegetation on the plateau consists primarily of tiger-grass, dwarf palm, chachar, chhena, bantulsi, etc., with small, isolated clumps of stunted hardwood trees such as char and kendu. The stunted trees rarely exceed 4 meters in height.

Vegetation on the hill flanks contrast greatly. with that on the plateau. The flanks are densely forested by mature hardwood trees such as char, kendu, tenk, and sal. Underbrush consists mainly of bamboo clumps, leafy vines, shrubs, and medicinal herbs.

Gandhamardan hill is a designated Forest Reserve. Regulations allow mining operations to be conducted in such reserves, however the operator must establish a reserve area elsewhere that is equal in areal extent to the mining lands.

ACCESSIBILITY, PHYSIOGRAPHY, AND INFRASTRUCTURE

The property is easily accessed by 4-wheel drive vehicle along a poorly-maintained road up the NW flank of the hill. This road departs the village of Duragali, at the base of the hill, and winds 4 kms. to the top. Duragali is connected by paved road to paikmal, a town with all modern facilities, including power, water, transportation, communication, food, shelter, supplies, services, and labour. paikmal is connected by paved roads to the State Capital, Bhubaneswar, about 300 kms. to the E, and to port cities along the Bay of Bengal, equidistant to the SE.

At the time that the exploration work was performed, the hill top could also be accessed up the SE side. This road currently has 3 wash-outs. After repairs, this road would also be navigable by 4-wheel drive vehicle. The SE road is preferable, as it provides a slightly shorter route to the hill top, and access by paved roads southerly to the towns of Lakhna and Nawaspara, 32 and 39 kms. distant, respectively. Both these towns lie along the South Eastern Railway line. This rail line was recently constructed by the Indian Government to facilitate the development of Orissa bauxite deposits by linking them to the port city of Vishakhapnam on the Bay of Bengal.

The climate in the Gandhamardan area is sub-tropical, with summer temperatures averaging 33 degrees C, and winter temperatures averaging 18 degrees C. Annual rainfall averages 150 cms., most of it during the monsoon season, between July and August. The months of January and February experience little or no rain. Previously, the monsoon rains came in 3-year cycles, however, they have failed to come for the past several years, resulting in impoverished drought conditions.

Should a mining operation be established, no tailings or wastes would be created, Since the bauxite is direct-shipping. The-cover of soil and laterite would be moved and stockpiled, then replaced after removal of the bauxite.

GEOLOGICAL SETTING

The general geology-of the Orissa region consists primarily of precambrian rocks of the-Indian Shield. These rocks have been divided into 4 distinct sectors, based on their-lithologies and structure. The sectors are named after the geographic region in which they occur - West, South, Coastal, and North Sectors.

The West Sector is where Gandhamardan is located. This sector is underlain primarily by Archean granitic gneisses, khondalites, charnockites, and migmatites. These rocks trend in a general NE-SW direction, gently curving eastward at their northern end. Khondalites are rocks formed by high-grade metamorphism of argillaceous, arenaceous, and calcareous sediments. They are unique to this part of the world, and they host major deposits of bauxite. The West Sector is separated from the South and North Sectors by the Eastern Ghat Boundary Fault and the North Orissa Boundary Fault, respectively.

The South Sector is also underlain predominantly by Archean rocks. They are comprised of marbles,. calc-granulites, carbonatites, gneisses, khondalites, and charnockites. This sector is composed of 4 fault blocks, each with distinct trends. The rocks in 2 of the blocks trend E-W. Trends in the other 2 blocks are NE-SW, and NW-SE, respectively. The North Orissa Boundary Fault separates the South Sector from the North Sector.

The Coastal Sector is underlain primarily by Quaternary laterite and alluvium. They appear to overlie the eastward extension of the South Sector rocks.

The North Sector is composed. mainly of Archean granites and greenstones.. The granites occur as large batholiths, and the greenstones as broad, intervening belts. The greenstones are comprised of mafic volcanics and banded iron formation. This assemblage of granites and greenstones is very similar to that which occurs in the Superior Province in NW Ontario. Ultramafic bodies intrude the granites and the volcanics. The western third of the North Sector is Underlain by Grenville-type metasediments consisting of marble, quartzite, phyllite, and slate.

Figure V shows the general geology of the State of Orissa.

The local geology at Gandhamardan and the geology of the property are the same. Both consist exclusively of khondalites, represented by garnetiferous quartz-feidspar-sillimanite gneisses and schists with or without ilmenite and graphite. Subordinate garnetiferous quartzites are also present. The rocks have a pronounced NE-SW strike, conformable to the regional trend, and curve slightly to the east at their northern extremity. The rocks have been tightly folded, and now dip steeply to the SE at 45 degrees to 70 degrees .

[FIGURE V - GENERAL GEOLOGY OF ORISSA]

Prolonged exposure to the elements has altered the khondalite at the top of Gandhamardan hill, resulting in the formation of bauxite as an extensive layer blanketing the parent rock throughout the plateau.

Figure VI is a schematic longitudinal section through Gandhamardan hill depicting the bauxite layer.

[FIGURE VI - SCHEMATIC LONGITUDINAL SECTION THROUGH GANDHAMARDAN]

The bauxite is overlain by laterite, and the laterite by a thin, discontinuous layer of lateritic soil. This soil is rusty-red in colour, granular, and high in silca and iron content. It reaches a thickness of up to several centimeters.

The laterite is also rusty-red in colour, and high in silica and iron. The weathered surface is irregular, porous, and craggy. The upper portion of the laterite is hard, reflecting a relatively higher silica content than the lower portion. Iron content also decreases with depth, while aluminous content increases. The laterite varies in thickness from 0.3 to 12.0 meters, and averages 5.0 meters. The laterite grades downwards into bauxite.

The bauxite layer ranges from 4.3 to 35.0 meters in thickness, and averages 16.6 meters. It varies in colour from pinkish-red to yellowish-brown, buff, or brown. It is medium to fine grained, massive and compact. Vesicular. and pisolitic textures may be displayed. Hardness varies from 2.5 to 3.5. Banding and foliation are sometimes evident. The bauxite is composed mainly of the minerals gibbsite and hematite, which together comprise about 95%. The remaining 5% is a mixture of several oxide minerals in minor and trace amounts.

Table I shows the mineralogical composition of the bauxite.

category	mineral	composition
Major	Gibbsite Hematite	(Al2O3.3H2O) AlO (OH) Fe2O3
Minor	Goethite Boehmite Anatase Quartz	HfeO2 A1O (OH) TiO2 TiO2
Trace	Zircon Ilmenite Kaolinite Lepidocrocite Garnet	ZrSiO4 FeTiO3 Al4(SiO10) (OH)8 FeO (OH) A3B2(SiO4)3 A = Ca, Fe, Mg, or Mn B = Al, Fe, Ti, or Cr

Source: MECL Exploration Report, Vol. I, 1980

TABLE I - MINERALOGICAL COMPOSITION, OF GANDHAMARDAN BAUXITE

The basement khondalite rock is composed of a heterogeneous mix of minerals, including quartz, orthoclase, sillimanite, garnet, ilmenite, and graphite. Quartz predominates, forming up to 60% of the rock locally. The khondalite is gneissic, and the quartz is closely associated with orthoclase and sillimanite in gneissic bands of leucocratic minerals. Orthoclase locally forms up to 35% of the rock, sillimanite up to 20%, garnet up to 20%, and ilmenite and graphite together up to 3%. The contact between the khondalite and the bauxite is fairly sharp, although the khondalite immediately beneath the bauxite is partly altered. Orthoclase in altered khondalite displays varying stages of bauxitization, while sillimanite displays varying stages of gibbsitization.

HISTORY

The potential for bauxite at Gandhamardan was first recognized by the GSI in the 1940's, and they recommended that the area be thoroughly prospected.

In 1948, ODM sank several pits which intersected only laterite.

In 1959, ODM identified bauxite at Gandhamardan, and they immediately undertook a programme of exploration and evaluation. GSI and MECL participated, as did Aluminium Corp., of India, an aluminium producer.

ODM drilled 75 holes in 1959, and reported a resource of 6 million tonnes grading +50% Al2O3 to a depth of 17 meters.

Subsequent phases of drilling were conducted between 1961-65. In the late 1960's, Aluminium Corp. of India undertook detailed exploration with MECL, after which MECL reported a resource of 26 million tonnes of metallurgical grade bauxite, using a cut-off of +46% Al2O3.

The deposit attracted no further attention until 1975, when the economic potential of the large, low-silica bauxite deposits in Orissa became recognized. Balco expressed interest in Gandhamardan as a source of feed for their aluminium piant at Korba, situated 350 kms. by rail to the N, in the adjoining State of Madhya Pradesh. At Balco's request, an integrated exploration programme was undertaken, jointly by MECL, GSI, and ODM. The programme included linecutting, topographic surveying" geological mapping, pitting, drilling, sampling, mineralogical studies, and metallurgical tests.

Balco commissioned a feasibility study on a portion of the deposit in 1980, and upon its conclusion, prepared to bring it into production. Local villagers opposed the project, and Balco finally gave it up.

The property remained idle until 1997, when Continental Resources Ltd. and OMC agreed to jointly develop it. Continental commissioned SNC-Lavalin to undertake a feasibility study on the deposit, however numerous delays ensued, and the study was never done. The author visited the property at this time, and during one of the visits, collected 6 samples, 2 from Pit GP-2, and 2 from each of 2 scarp sites. The samples were collected in the author's presence, and he personally transported them to a Canadian commercial laboratory. Analyses were performed for 12 radicals, including Al2O3, SiO2, Fe2O3, TiO2, and LOI, by x-ray fluorescence, fused-disc method. Appendix I of this Report is the Certificate of Analyses for these samples. In 2002, OMC transferred the Agreement from Continental Resources Ltd. to Continental Resources (USA) Ltd. There is no connection between the two companies.

PREVIOUS WORK

Linecutting - Using theodolite and steel tape, ODM established a grid with base line oriented at Azimuth 50 degrees , parallel to the longitudinal axis of Gandhamardan hill. Cross lines were run at right angles to the base line, spaced at 100-meter intervals. Stations were established on all lines at 25-meter intervals, and marked by stone monuments. A total of 85 kms. of lines were established. Accuracy of the grid, was maintained by triangulation.

Topographic Survey - Survey of India performed a topographic survey using a standard bubble level. All stations were read. An area of 5.8 kms2 was covered.

Geological Mapping - ODM geologists mapped Gandhamardan plateau using the grid for their traverses. Scarp faces were also examined, at the ends of cross lines, wherever accessible.

Pitting - According to ODM reports, 26 pits were sunk into the bauxite zone, however data exists for only 24. It appears that 26 may have been planned, but only 24 actually dug. The pits are spaced at 400-meter intervals, and their sites were selected to coincide with previously-drilled holes. They were dug by hand in such a way that half the drill hole was retained in one wall of the pit. Each pit is 2.5 m2 in cross section. Depth ranged from 17.9 to 41.2 meters, and averaged 31 meters. A total of 744 meters of pits were excavated, producing 4,650 m3 of material, equal to more than 2,300 tonnes. Pit data indicate that the soil-laterite overburden ranges between 0.8 and 4.5 meters in thickness, and averages 2.7 meters.

Drilling - Both ODM and MECL undertook extensive drill programmes. ODM concentrated on the SW portion of the deposit, on Blocks l to 8, and MECL on -Blocks 7 to 10 at the. NE end. Drilling was performed dry. NX size casing bits of tungsten carbide were used at the start of a hole, to penetrate the hard laterite capping. Bit size was reduced to BX in the softer bauxite zone. Short sections of thin-walled casing shoes were used, and drill runs were restricted to less than 1 meter in length. This technique allowed the drill cuttings to be collected in the casing, thus eliminating the need for a core barrel. The entire deposit was drilled at a hole spacing of 200 meters. Spacing was reduced to 100 meters in Blocks 5 to 8, where the plateau is widest, and therefore the bulk concentration the treatest. Selected portions of Blocks 6, 7, and 8 were detail-drilled at 50-, 25-, and 15-meter spacing. Two small areas, termed Clusters I and II, were detail-drilled at a 5-meter spacing. Cluster I sits in Block 7, at Station N2 on Line E19, and covers an area of 0.24 hectare. Cluster II is in Block 8, at Station SO.5 on Line E24, and covers 0.16 hectare. Together,

ODM and MECL drilled a total of 462 holes, for a cumulative length of 15.1 kms. Except for 36 holes drilled at 45 degrees , all the holes were drilled vertically into the flat-lying bauxite zone. The cuttings from each hole were collected, geologically mapped, sampled and analysed. Figure VII shows the locations of the drill holes, the pits, and the scarp sampling sites.

Mineralogical Studies - MECL conducted a number of studies of the bauxite to determine its mineral constituents, and to identify any deleterious chemical constituents that might be present. A total of 182 studies were undertaken, including petrological studies, heavy mineral determinations, acid-alkali treatments, derivatography, and x-ray diffraction. The studies indicate that gibbsite and hematite are the main minerals present. According to Indian Bauxite Standards, which are based on U.S.A. National Stockpile Specifications, metallurgical grade bauxite must contain at least 44.0% Al2O3. As well, the maximum and/or minimum contents of certain deleterious constituents are listed. A comparison of these Standards with the chemical composition of Gandhamardan bauxite is shown in Table II.

allowable constituent	indian standard (%)	gandhamardan bauxite (%)
Min. Total A12O3 Max. Total SiO2 Max. P2O5 Max. V2O5 Max. Fe2O3 + TiO2 Min. LOI Max. MnO2 + Cr2O3 Max. Total Alkalies	44.0 5.0 0.2 0.2 30.0 20.0 2.0 1.0	46.6 2.4 Tr - 0.19 Tr - 0.14 25.6 24.1 0.06 - 0.64 Tr - 0.55
SOURCE: MECL Exploration Report, Vol.I, 1980

TABLE II - INDIAN STANDARDS COMPARED TO GANDHAMARDAN BAUXITE

Metallurgical Tests - Five autoclave tests were performed by MECL. Separate tests were undertaken on bauxite from the upper part of the zone, where the SiO2 content is higher, and on bauxite from the lower part of the zone, where the Al2O3 content is higher. Results indicate that the Bayer Process would extract 93.5% of the Al2O3 from the upper part of the zone, and 97% to 99% from the lower part.

Baco, in cooperation with MECL, collected 12 composite drill hole samples, and submitted them to Aluterv-FKI, an integrated aluminium producer in Budapest, Hungary. MECL's Exploration Report, Volume I, 980, states "...industrial tests..." were undertaken, however it does not describe the nature of these tests. The MECL report does provide the results of additional autoclave tests and chemical analyses performed by Aluterv, and it states "...The Hungarian tests indicate that for the Korba plant the Gandhamardan bauxite can be processed advantageously...", and also that "...the deposit has a potential for low temperature technology..." The conclusions in this report state "...The immediate objective of establishing reserves of suitable categories for developing a mine to feed the Korba plant has been achieved..." MECL also states in this report that the Gandhamardan bauxite is suitable "...for use in Bayer's process in general..."

Feasibility Study - In 1980, Balco commissioned Metallurgical and Engineering Consultants (India) Ltd. to conduct a feasibility study. Their. report is titled "Feasibility Report for Development of Gandhamardan Bauxite Deposit" and is dated Feb., 1981. In this report, they state "...a mining operation could be established...with annual production of 500,000 tpy on dry basis.." Capital costs were estimated to be "...about 50 crore Rupees..." (approx. US$10.5 million), including equipment, service buildings, townsite, class I access road, ore tram line to base of hill, loading complex, and a 25-km spur rail line. This report also states "...Operating cost for mine, crushing plant, ropeway and wagon loading complex... (estimated) ... as 35.28 Rupees per tonne... II (approx. US$0.75/tonne).

SAMPLING PROCEDURE AND ANALYSES

Samples of the bauxite zone were taken from selected scarp sites, from each pit, and from each drill hole. All samples were collected under direct supervision of ODM or MECL geologists.

Scarp samples of the bauxite were taken by ODM wherever accessible at the ends of cross lines. Channel samples were cut vertically along I-meter intervals, forming channels 15 cms. wide, 5 cms. deep, and 1 meter long. A total of 130 samples were cut from 17 scarp sites, across a cumulative length of 121 meters. The bauxite zone in the scarp faces is not fully exposed, the lower half being buried by talus. Recognizing this limitation, ODM nevertheless calculated average grades from the assay results. They are given in MECL's Exploration Report, Volume I, 1980, as 47.03% Al2O3, 2.97% SiO2, 22.00% Fe2O3, 2.09% TiO2, and 22.27% LOI, across an average thickness of +7.6 meters.

ODM also sampled the pits. Channel samples were cut in the same manner employed in scarp sampling. All 4 walls of each pit were sampled. As a check, and for comparison, the walls of 1 pit were sampled at 25-cm. intervals. Surplus material from the channel samples was combined to form composite samples, which were also analysed. A total of 1,772 pit samples were collected and analysed. The bauxite zone exposed in the pits ranged from 2.0 to 30.0 meters in thickness, and averaged 18.7 meters. ODM calculated average grades from the pit sample results. MECL's same report shows them as 46.31% Al203, 4.37% SiO2, 20.34% Fe2O3, 1.78% TiO2, and 23.71% LOI.

Both ODM and MECL sampled the drill holes in their respective programmes, employing the same technique. Casing shoes were used in place of core barrels. The drill cuttings were carefully removed from the shoe, put into paper sleeves in the order drilled, identified by hole number and footage, and boxed. Cuttings were collected continuously across 1-meter intervals. If the upper or lower contact of the bauxite zone did not coincide exactly with a whole-integer meter mark then that particular sample was taken as a fraction of a meter. Within the bauxite zone, if "non-ore" material was recognized or suspected, then 2 sub-samples were taken from that 1-meter interval, separated by their geologic contact.

All collected samples were geologically classified before being prepared for analyses. Samples of the drill cuttings were crushed to -60 mesh, and quartered using a Jones Sample Splitter. Three-quarters of the sample was shipped to Balco for storage, and the remaining quarter was further crushed to -120 mesh. This -120 mesh fraction was further reduced. by coning and quartering, and a 50-gram portion was weighed out, bagged, and shipped to the laboratory for analyses. Pit and scarp samples were prepared in a similar manner, except for their primary crushing, which was to -10 mesh rather than -60.

Samples were shipped for analyses to ODM's own laboratory in Bhubaneswar, or to MECL's own lab in Nagpur. Minor and trace element analyses were conducted at a commercial laboratory in Bangalore operated by Esson and Co. All samples. were analysed for Al2O3, SiO2, Fe2O3, TiO2, and LOI. Composite samples were analysed as well for V, Zn, S, P2O5, K2O, Na2O, CaO, adherent moisture, and organic carbon..

Analyses for all these radicals were determined by chemical method, employing the EDTA technique (ethylene-diamene-tetra-acetic acid), the industry standard at that time. LOI was determined thermally, by calculating the percentage loss on ignition of the resultant ash compared to the weight of the pre-heated sample.

RESOURCE CALCULATIONS

ODM and MECL independently calculated resource estimates, based exclusively on data obtained from the holes drilled at 200-meter intervals. Data obtained from the closer-spaced drill holes were also utilized, but only as a check on the validity of the calculations. Data from the inclined drill holes, and from the pits were similarly utilized for checking purposes.

The resource estimates are in-situ geological resources. No mining constraints were considered. The cut-off grades of +4_% Al2O3 and -5% SiO2 used in the calculations were specified by Balco, and were determined in anticipation of the bauxite being processed at their plant in Korba. Korba produces alumina by the Bayer Process.

A tonnage factor of 2.0 tonnes per cubic meter of bauxite was used in the calculations. This figure was based on bulk density tests performed on pit samples, and on specific gravity and porosity tests performed on pit and drill hole samples.

Three conventional techniques were followed in preparing the resource estimates - average factor and area of influence method, cross section method, and isocline (isochore) method. The first two methods are similar in that they calculate area and multiply it by thickness to determine volume. Both methods are well-suited to estimating a resource such as Gandhamardan, which is a uniform, homogeneous, horizontally-lying body.

The average factor and area of influence method is based on the assumption that all unit blocks are uniform in shape and in grade. An area of influence is established for each vertical drill hole, as one-half the horizontal distance to an adjacent hole. In the case of peripheral holes, it is the horizontal distance to the physical limit of the bauxite zone. This area is multiplied by the thickness of the bauxite intersected in that hole to give the volume, which is then converted to tonnage. Average grades are calculated by weighting grades against tonnages.

The cross section method utilizes cross sections, in this case prepared on a scale of 1:1,000. A cross-sectional area of bauxite is determined for each hole by taking one-half the distances to adjacent holes, and multiplying this area by the linear strike influence of the hole. The volume so obtained is then converted to tonnage.

The isocline method is based on the assumption that unit values gradually change from one point to another. Isograde maps and isochore maps are prepared, in this case 1% Al2O3 and 5 meters, respectively. The area encompassed between the respective isoclines and the two corresponding mid-points of assay value and thickness is used to estimate the resource.

Four categories of resources were established, based on the" Russian system, and termed A, B, Cl, and C2. MECL's 1980 Exploration Report, Volume I states "A Category reserves are considered suitable for mine planning", and considers them to be 90% accurate. MECL's Report describes the B Category resources as being "...sufficiently detailed to allow...broad outlining of the future mining activities and "development of the deposit". B Category resources were calculated in areas where technical data were less detailed. than in A Category areas, and were deemed to be 70% accurate.

Cl Category resources were estimated for areas where the bauxite was sufficiently explored to provide a "...rough estimation of the nature of mineralization, shape and structure of the" ore body..." (ibid). Accuracy of the Cl resources is considered to be 50%.

C2 Category resources are estimated for irregular parts of the bauxite zone, where "...insufficient exploration data...do not permit proper evaluation of shape, quality, etc." (ibid). The resources of Block 10 fall into this category. Here the plateau is irregular in shape, and the bauxite varies in thickness.

B.K. Mohanty in ODM's Resource Evaluation Report, 1981, states the total calculated tonnage as 207.37 million tonnes with a weighted average grade of 45.75% Al2O3 2.23% SiO2, 23.23% Fe2O3, 2.58% TiO2, 22.95% LOI. In the same report, S.M. Patnaik tabulates resource estimates for each of the 10 Blocks. His figures are shown in Table III. His calculated total tonnage is 213.43 million tonnes with a weighted average grade of 46.50% Al2O3 and 2.49% SiO2. The 3 other radicals were not calculated.

block number	length (kms)	average width (kms)	area (kms2)	average cover thickness (meters)	average bauxite thickness (meters)	resources (million tonnes)	average grade
							Al2O3 (%)	SiO2 (%)
1	0.65	0.25	0.07	4.00	11.10	1.00	44.28	2.90
2	1.00	0.48	0.48	3.70	18.78	15.46	45.46	2.40
3	1.00	0.98	0.98	5.10	16.20	27.23	45.85	2.12
4	1.00	1.05	1.05	5.85	15.54	24.36	46.28	2.17
5	1.00	1.12	1.12	5.32	17.71	28.85	46.20	2.67
6	1.00	0.67	0.67	4.03	11.72	28.08	46.43	2.71
7	1.00	2.20	1.28	7.23	16.33	44.75	47.16	2.58
8	1.00	0.90	0.82	5.91	20.43	27.65	47.00	2.62
9	1.00	0.78	0.36	5.17	18.75	8.40	47.05	2.65
10	1.20	0.65	0.33	7.63	9.81	7.70	47.30	2.81
Total						213.48	46.50	2.49

TABLE III - ODM BLOCK-WISE RESOURCE ESTIMATE

MECL calculated resources independently, and categorized them according to the Russian system. MECL's 1980 Exploration Report, Volume I gives their total calculated resource as 201.3 million tonnes averaging 46.40% Al2O3, 2.44% SiO2, and estimates the Fe2O3, TiO2, and LOI contents to be 23.41%, 2.47% and 24.59%, respectively. MECL's resource estimates by category are shown in the following table:

category	tonnage (million tonnes)	average grade
		Al2O3	SiO2	Fe2O2	TiO2	LOI
A	27.9	46.67	2.45	23.71	2.27	24.73
B	45.8	46.85	2.61	22.96	2.50	24.51
C1 + C2	127.5	46.18	2.38	23.51e	2.51e	24.59e
Total	201.3	46.40	2.44	23.41e	2.47e	24.59e

Note: e = estimated figure

TABLE IV - RESOURCE ESTIMATE BY CATEGORY

The 3 resource calculations are in fairly close agreement. The total tonnage figures differ by a maximum of only 6%, and the calculated weighted average grades by 1.4% for Al2O3, 9.0% for SiO2, 0.8% for Fe2O3, 1.2% for TiO2, and 6.7% for LOI.

MECL's resource estimates were calculated in 1980-81, and they followed the Russian system of classification. Resource estimates made today are usually classified by standards established by the Canadian Institute of Mining and Metallurgy (CIMM). Parameters used to determine specific categories in the Russian system are analogous to those employed in the CIMM system. Under the CIMM classification system, MECL's A Category resource would become a Measured Resource, the B and C1 would become an Indicated Resource, and the C2 would become an Inferred Resource.

DATA VERIFICATION

In examining the technical reports authored by ODM and MECL, it became apparent to the author that the exploration-evaluation programmes were conducted in a thorough, competent manner by knowledgeable, capable persons. The programmes followed a logical sequence of steps, justified by positive results, to determine the nature and extent of the bauxite deposit, and its suitability for the production of alumina by the Bayer Process.

Discussions with OMC technical staff verified the integrity of the data.

Three site visits verified the presence of bauxite, the extent of the deposit, the grid that was established, the holes that were drilled, and the pits that were sunk. Six bauxite samples were personally collected by the author, and transported to a Canadian commercial laboratory for analyses. The analytical results for these samples are in general agreement with the results reported by ODM and MECL, and are shown in Appendix I of this Report.

INTERPRETATION AND CONCLUSIONS

The Gandhamardan bauxite deposit is a residual deposit that was formed by chemical leaching and in situ transformation of aluminous-rich rocks under subaerial, tropical weathering conditions. As such, it extends over a very large area, 9.8 kms. in length, and 75 kms. in average width.. The bauxite occurs as a continuous, homogeneous, flat-lying layer which averages 16.6 meters in thickness. The bauxite layer overlies an aluminous-rich rock called khondalite, from which it was derived, and is in turn overlain by a thin layer of laterite.

The deposit was explored extensively in the late 1970's and early 1980's by 2 Indian crown corporations, ODM and MECL. The exploration work was undertaken in stages over a 6-year period, and it included linecutting, topographic surveying, geological mapping, pitting, drilling, sampling, mineralogical studies, and metallurgical tests. The work was performed in a logical, systematic, professional manner, and the results are considered to be reliable.

Based primarily on technical data obtained from drill holes, resource estimates were calculated by ODM and MECL using three different techniques. All 3 techniques are widely used and accepted by the mining industry. The resources were categorized according to the reliability of -their calculations as determined by the extent of technical data available, and this too is standard practise in the industry. A total resource of over 200 million tonnes averaging approximately 46% Al2O3 was calculated. Some deleterious substances are present, however they occur in small quantities within acceptable limits for the production of alumina by the Bayer Process.

Balco, an integrated, Indian, aluminium-producing corporation, commissioned a feasibility study on a portion of the deposit. The study was performed by a commercial engineering firm, and it concluded that a bauxite mine with annual capacity of 500,000 tonnes could be established at low capitol costs, and with low operating costs. Balco attempted to bring the deposit into production, but were thwarted by local villagers concerned that irreparable damage to the environment would result, and Balco abandoned the project.

The Government of Orissa was, and remains, keenly interested in having the Gandhamardan bauxite deposit developed. In 1986, they appointed a committee to resolve the situation. After due consideration, the committee concluded "...that the project can go ahead with strict enforcement and continued monitoring of the updated Environmental Management Plan...", and that "...There should not be cause for undue apprehension about any irreversible adverse impact of the project on the environment and ecology of the Gandhamardan area "(Report of High Level Committee, 1987). The committee recommended that the "...Bauxite mine ... be opened with as little delay as possible..."(Ibid). OMC is the Orissa Government's crown corporation that operates and develops mines. OMD and Continental Resources (USA) Ltd. have entered into a 50-50 Joint Venture Agreement, with Continental as operator, to develop the Gandhamardan bauxite deposit.

RECOMMENDATIONS

The exploration-evaluation work performed by ODM and MECL on the Gandhamardan bauxite deposit was conducted in a logical, competent manner, and the results generated are considered to be quite reliable. Nevertheless, the work was done some 20 years ago, and changes have transpired in the mining industry since that time. Geological concepts, exploration techniques, equipment, analytical procedures and instruments have all been refined and improved.

It is therefore recommended that a small programme of drilling and sampling be undertaken, to confirm earlier results, and to obtain bauxite samples for testing. The drilling should consist of 10 holes, dry-drilled, employing a vacuum system to collect the drill cuttings. Locations of the 10 holes should be selected to coincide with previously-drilled holes, for comparison purposes. Drill hole sites should be determined by anticipated grades, so that samples can be composited to match calculated average grade, for confirmatory metallurgical tests.

In conjunction with the drilling, 4 pits should be channel-sampled to confirm earlier results, and to provide additional bauxite samples for testing. Pit sites should also be selected so as to yield material that is representative of the entire deposit.

It is further recommended that a public relations programme be initiated to inform and educate the local villagers regarding the proposed exploration-confirmation programme. More importantly, the villagers must be convinced that the bauxite can be extracted without causing permanent damage to the environment, and that they will benefit from a mining operation, should one become established.

Table V provides particulars regarding the anticipated cost of the proposed programme.

GANDHAMARDAN BAUXITE DEPOSIT
EXPLORATION-CONFIRMATION PROGRAMME

Drilling - NQ, dry, vacuum
10 holes, av. 25 meters/hole = 250 meters 250 meters @ $50. (all inclusive)	US$ 12,500.
Pit Sampling - manual
4 pits, av. 20 meters/pit, 4 walls = 320 samples 8 men X 15 mandays/pit = 480 mandays @ $4.50	2,160.
Transportation
1 return airline ticket	3,000.
vehicle rental - 3 weeks @ $500	1,500.
Accommodation
room, meals for 1 man for 20 days @ $60	1,200.
Assaying
750 samples @ $70	52,500.
Metallurgical Tests
10 samples @ $200	2,000.
Public Relations - contract to Indian firm
1 month @ $15,000	15,000.
Supervision
1 man for 30 days @ $300	9,000.
Total (approx.) -	US$ 100,000.

Note: Programme can be undertaken at any convenient time, however, if undertaken during monsoon season, precaution is necessary to assure no foreign moisture is inadvertently added to samples.

Anticipated duration of Programme - 1 month.

TABLE V - RECOMMENDED WORK PROGRAMME

REFERENCES

Continental Resources India Ltd.
1997: Project Profile of a Joint-Venture Project for an Integrated Bauxite Mining, Alumina Refining and Smelter Plant in the Districts of Balangir and Sambalpur. Unpublished report prepared by company officials.

Continental Resources Ltd.
1998: Information Brochure. Prepared by company officials.
1999: Information Brochure. Prepared by company officials.

Government of India.
1979: State Map of Orissa, First Edition. Scale: 1:1,000,000.
1993: Railway Map of India, Sixteenth Edition. Scale: 1:3,500,000.

Metallurgical and Engineering Consultants (India) Ltd.
1981: Feasibility Report for Development of Gandhamardan Bauxite Deposit, Volume I. Unpublished report commissioned by Bharat Aluminium Co. Ltd.
1981: Feasibility Report for Development of Gandhamardan Bauxite Deposit, Volume II. Unpublished report commissioned by Bharat Aluminium Co. Ltd.

Mineral Exploration Corp. Ltd. (A Government of India Enterprise).
1978: Exploration Report - Phase I - Text and Annexures - Gandhamardan Bauxite, Sambalpur and Bolangir Districts, Orissa. Unpublished report prepared by company officials.
1980: Exploration Report - Volume I (Ore Reserves Tables) - Gandhamardan Bauxite, Sambalpur and Bolangir Districts, Orissa. Unpublished report prepared by company officials.
1980: Exploration Report - Gandhamardan Bauxite, Sambalpur and Bolangir Districts, Orissa. Unpublished. report prepared by company officials.

Mohanty, B.K.
1981: Project Report of Gandhamardan Bauxite Deposits of Orissa (Resource Evaluation) - Volume I(Text). Unpublished report of the Directorate of Mines and Geology, Government of Orissa, Bhubaneswar.
1981: Project Report of Gandhamardan Bauxite Deposits. of Orissa. (Resource Evaluation) - Volume II(Data). Unpublished report of the Directorate of Mines and Geology, Government of Orissa, Bhubaneswar.
1981: Project Report of Gandhamardan Bauxite Deposits of Orissa (Resource Evaluation) - Volume III(Basic Technical Data). Unpublished report of the Directorate of Mines and Geology, Government of Orissa, Bhubaneswar.

Mohanty, B.K. (Cont'd)
1983: Close Spaced Drilling in Gandhamardan Bauxite Deposits, Vol.II. Unpublished report of the Directorate of Mines and Geology, Government of Orissa, Bhubaneswar.

Nagchaudhuri, B.D., et al.
1987: Report of High Level Committee on Environmental and Ecological Aspects of Gandhamardan Bauxite Project, Orissa. Department of Mines, Government of India.

Sarkar, P.K.
1997: Report on Gandhamardan Bauxite Deposit of Continental Resources Ltd. (CRL), Toronto, Ontario, Canada. Unpublished report commissioned by Continental Resources Ltd.

SNC-Lavalin Inc.
1998: Proposal for Pre-Feasibility Study, Gandhamardan Bauxite Deposit, India. Unpublished report submitted to Continental Resources Ltd.
1998: Proposal for Project Development Study, Gandhamardan Bauxite Deposit, India. Unpublished report submitted to Continental Resources Ltd.

Vig, J.S.K., et al.
1983: Exploration Report - Close Space Drilling in Gandhamardan Bauxite Deposit, Sambalpur and Bolangir Districts, Orissa, Volume I - Text and Plates. Unpublished report, Mineral Exploration Corp. Ltd. (A Government of India Enterprise).

Wilson, A.N.
1998: Exploration Plan, Gandhamardan Bauxite Deposit, India. Unpublished report commissioned by Continental Orissa Mining Private Ltd., Bhubaneswar, Orissa, India.
1998: Progress Report No.1, Gandhamardan Bauxite Project. Unpublished report submitted to Continental Orissa Mining Private Ltd., Bhubaneswar, Orissa, India.

CERTIFICATE AND CONSENT

I, Ernest A. Gallo, P.Geo., of 148 Allanhurst Drive, Toronto, Ontario, Canada, certify the following regarding my Summary Report on the Gandhamardan Bauxite Deposit dated April 8, 2003, for Continental Resources (USA) Ltd.:

  I am a member in good standing of the Association of Professional Geoscientists of Ontario, and a Fellow of the Geological Association of Canada.
  I graduated from McGill University in 1963 with a B.Sc. degree in geology.
  I have been practising my profession as a geologist continuously for over 40 years, primarily in Canada, but also at an international level.
  I have no direct or indirect interest in the properties, leases, or securities of Continental Resources (USA) Ltd.

I certify also that my Summary Report is a direct product of:

  Data listed in the References.
  Discussions with technical personnel of Orissa Mining Corp., Orissa Directorate of Mines, Mineral Exploration Corp., Geological Survey of India, National Aluminium Corp., SNC-Lavalin Inc., and U.S. Bureau of Mines.
  Examinations of the property performed. during 3 visits totalling 59 days.
  My geological experience acquired over the years.

I consent to the use of all or part of my Summary Report in the Statement of Material Facts of Continental Resources (USA) Ltd.

Dated at Toronto, Ontario, April 8, 2003.

/seal/ Ernest A. Gallo, P. Geo.

APPENDIX I

Concord Analytical Services Ltd.

Certificate of Analyses CASL WO# EAG7337

[logo of Concord Analytical Services Limited]

[certificate of analysis dated September 29, 1999]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 29, 2004

/s/ Robert Wyllie
________________________________
Name: Robert Wyllie
Title: Chief Financial Officer